Reinhart Boerner Van Deuren s.c. P.O. Box 2965 Milwaukee, WI 53201-2965 1000 North Water Street Suite 1700 Milwaukee, WI 53202 Telephone: Facsimile: 414-298-8097 reinhartlaw.com
March 31, 2023	Benjamin G. Lombard Direct Dial: 414-298-8225 blombard@reinhartlaw.com

SENT VIA EDGAR

Daniel Crawford

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter March 27, 2023

Veru Inc.

Form S-3

Filed March 16, 2023

File No. 333-270606

Dear Mr. Crawford:

This letter responds to the letter dated March 27, 2023 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Form S-3 “). Set forth below is the response of Veru Inc. (“Veru” or the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (“the “Commission”) contained in the Comment Letter. For your convenience, the Staff’s comments have been reproduced below in bold-face font. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Form S-3.

Registration Statement on Form S-3 filed March 16, 2023

Risk Factors, page 3

Comment 1: We note the disclosure in your Form 10-Q for the quarter ended December 31, 2022, which is incorporated by reference in this registration statement, that you “experienced a decrease compared to the prior year period of 99% in FC2 net revenues in the U.S. prescription channel,” which was “primarily due to lower volume from telemedicine customers as a result of business challenges they have been experiencing.” We also note the risk factor on page 4 of the Form S-3 stating that your net revenues from sales of FC2 may not return to past levels and that you are working to restore ordering and utilization patterns in future periods.

Milwaukee • Madison • Waukesha • Wausau • Chicago, IL

Rockford, IL • Minneapolis, MN • Denver, CO • Phoenix, AZ

SENT VIA EDGAR

Daniel Crawford

March 31, 2023

We reference a press release from the California Attorney General dated February 7, 2023, that announced a $15 million settlement against The Pill Club which involves, among other things, allegations of unlawful billing of California’s Medicaid program for large quantities of FC2. To the extent that this matter and resulting settlement agreement is related to your decrease in revenues, please revise your disclosure to discuss, noting the amount of U.S. prescription channel revenue from sales of FC2 that involved The Pill Club. Otherwise, revise your disclosure to discuss the “business challenges” experienced in more detail.

Response: The Company was not a party to the settlement against The Pill Club and has limited information regarding the circumstances involving that settlement. As net revenues from sales of FC2 declined in fiscal 2022 and the first quarter of fiscal 2023, the Company identified certain business challenges based on discussions with its telehealth customers, including The Pill Club. Based on discussions with The Pill Club management, the Company understood the business challenges with respect to The Pill Club to have included changes in management, a rebranding (from The Pill Club to Hey Favor Inc. which was subsequently abandoned) and disruptions in marketing spending. The Company became aware of The Pill Club’s settlement with the California Attorney General as a result of the press release issued by the California Attorney General on February 7, 2023. On February 8, 2023, senior management at the Company discussed the California Attorney General settlement with senior management at The Pill Club. The Pill Club denied any wrongdoing. It is important to note that, notwithstanding the statements in the California Attorney General’s press release, California’s allegations against The Pill Club, according to the publicly available Settlement Agreement executed as of January 18, 2023, involved not only billing for FC2 but also billing for emergency contraceptives, improper coding of asynchronous telemedicine visits, and billing for prescriptions sent to California patients by a Texas pharmacy not then-licensed to provide pharmacy services to California patients.

Very recently, The Pill Club was past due in paying a recent invoice for approximately $1.3 million. Veru had been making significant efforts to obtain clarity from The Pill Club on when this payment would be made. On March 29, 2023, The Pill Club refused delivery of a shipment of FC2 for which it had previously submitted a binding purchase order and which it was contractually bound to accept. On March 30, 2023, Veru provided written notice to The Pill Club that Veru believed The Pill Club was in default for the past due payment and the refused shipment. If these breaches remain uncured 10 calendar days after the default notice, Veru’s contract with The Pill Club will automatically terminate by its terms.

Although the Company cannot be certain about the impact, if any, of The Pill Club’s settlement on the Company’s revenues or financial condition, it will expand the disclosure in the Form S-3 to address risks and uncertainties relating to The Pill Club as set forth on Exhibit A hereto.

SENT VIA EDGAR

Daniel Crawford

March 31, 2023

Incorporation by Reference, page 33

Comment 2: We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended September 30,2022, which in turn incorporates by reference certain Part III information for a definitive proxy statement that you filed on January 27, 2023. Please revise to specifically incorporate by reference this proxy statement.

Response: The Company will file an amendment to the Form S-3 revising the section titled “Incorporation by Reference” to specifically incorporate the proxy statement for its 2023 annual meeting by reference as set forth on Exhibit A hereto.

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (414) 298-8225 with any questions or comments regarding any of the foregoing.

Yours very truly,

/s/ Benjamin Lombard

Benjamin G. Lombard

Exhibit A

Comment No. 1

The following section will be added to “About Veru Inc.” after “Our Company” and before “Corporate Information” in Amendment No. 1 to the Form S-3:

Recent Developments

The Pill Club has historically been our largest telehealth customer for FC2, accounting for 44% of our net revenues (including 58% of our U.S. prescription channel revenue) in fiscal 2022 and 43% of our net revenues (including 57% of our U.S. prescription channel revenue) in fiscal 2021. We sell FC2 to The Pill Club at a wholesale price pursuant to purchase orders received from The Pill Club from time to time. The Pill Club takes title to FC2 and then acts as a distributor of FC2. The Pill Club is solely responsible for its interactions with health care providers and patients (including, without limitation, the conduct of the telehealth physician-patient interactions), pricing of the FC2 products that it distributes, and legal and regulatory compliance. We have no oversight of The Pill Club’s operations.

On February 7, 2023, the California Attorney General announced a settlement with The Pill Club over a number of alleged improper actions by The Pill Club, including alleged overbilling for FC2. Notwithstanding the statements in the California Attorney General’s press release, California’s allegations against The Pill Club, according to the publicly available Settlement Agreement executed as of January 18, 2023, involved not only billing related to FC2 but also billing related to emergency contraceptives, improper coding of asynchronous telemedicine visits, and billing for prescriptions sent to California patients by a Texas pharmacy not then-licensed to provide pharmacy services to California patients.

While the California Attorney General’s allegations included The Pill Club’s practices with respect to sales of FC2 by The Pill Club, we were not involved in such business practices and no claims against Veru have been made by the California Attorney General. However, to the extent that the settlement adversely affects The Pill Club’s FC2 sales, our business may be adversely affected.

As a result of the settlement, The Pill Club has informed us that it expects to modify some of its business practices regarding its sales of FC2 to patients, notwithstanding that The Pill Club did not agree that it had violated any laws in the Settlement Agreement. It is not clear to Veru at this time when such new business model will be in operation in California or in any other states. In addition, the settlement may have damaged The Pill Club’s reputation and may affect The Pill Club’s financial resources to continue large purchases of FC2. Such changes may make it difficult to restore The Pill Club’s ordering patterns in future periods, and as a result net revenues from sales of FC2 may not return to past levels.

We also have a concentration of accounts receivable with The Pill Club, which totals $3.9 million as of March 27, 2023, including $1.3 million of accounts receivable that are past due. At this time, Veru is uncertain as to whether or when The Pill Club will pay these amounts to Veru. Veru had been making significant efforts to obtain clarity from The Pill Club on when this payment would be made. On March 29, 2023, The Pill Club refused delivery of a shipment of FC2 for which it had previously submitted a binding purchase order and which it was contractually bound to accept. On March 30, 2023, Veru provided written notice to The Pill Club that Veru believed The Pill Club was in default for the past due payment and the refused shipment. If these breaches remain uncured 10 calendar days after the default notice, Veru’s contract with The Pill Club for the sale of FC2 will automatically terminate by its terms.

If The Pill Club’s business and legal issues impair or have impaired its financial condition, it may no longer be able or willing to pay the past due accounts receivable balance and other outstanding invoices on a timely basis or at all, and The Pill Club may not accept delivery of a recent shipment it had contracted to purchase or place new orders for FC2 from Veru. Further, if The Pill Club does not cure its breaches and our contract for the sale of FC2 with The Pill Club terminates, we expect that our revenue from The Pill Club will be substantially reduced or possibly eliminated. It is possible that individual purchases of FC2 could be made by The Pill Club from time to time but any such potential purchases would be outside of the existing contract if that contract terminates.

Amendment No. 1 to the Form S-3 will change the Risk Factors section to revise the third risk factor and add a new fourth risk factor as follows:

Our net revenues from sales of FC2 may not return to past levels.

Net revenues from sales of FC2 have declined significantly in recent periods, particularly in the U.S. prescription channel. Although we are working to restore ordering and utilization patterns in future periods and working to grow our own sales of FC2 through our proprietary telehealth channel, net revenues from sales of FC2 may not return to past levels. Ordering patterns may not rebound or may continue to decline if our distribution partners in the telehealth sector encounter issues, we or our distribution partners are not able or willing to spend sufficient amounts to market and promote FC2, or underlying demand for FC2 decreases. In particular, sales to our largest telehealth customer, The Pill Club, may not return to past levels due to risks that include potential operational challenges of The Pill Club stemming from its settlement with the California Attorney General, potential issues with The Pill Club’s business and financial condition as a result of the effects of such settlement or other reasons, and a potential termination of our contract with The Pill Club due to recent payment and shipment acceptance breaches by The Pill Club. Any failure to attain or sustain sales growth for FC2 in the U.S. market may have a material adverse effect on our results of operations.

We are subject to risks relating to the concentration of accounts receivable with The Pill Club.

The Pill Club is one of our largest customers, accounting for 44% of our net revenues in fiscal 2022 and 43% of our net revenues in fiscal 2021. We have a concentration of accounts receivable at The Pill Club, with $3.9 million of accounts receivable as of March 27, 2023, including $1.3 million of accounts receivable that are past due. Veru had been making significant efforts to obtain clarity from The Pill Club on when this payment would be made. On March 29, 2023, The Pill Club refused delivery of a shipment of FC2 for which it had previously submitted a binding purchase order and which it was contractually bound to accept. On March 30, 2023, Veru provided written notice to The Pill Club that Veru believed The Pill Club was in default for the past due payment and the refused shipment. If these breaches remain uncured 10 calendar days after the default notice, Veru’s contract with The Pill Club for the sale of FC2 will automatically terminate by its terms.

An adverse change in our relationship with The Pill Club, including a termination of our contract with The Pill Club, or in The Pill Club’s business or financial condition following its settlement with the California Attorney General, could result in a delay in payment of, or an inability to pay, its outstanding accounts receivable balance or an inability or unwillingness to place new orders for FC2, any of which could have a material adverse effect on our cash flows and liquidity.

Comment No. 2

Amendment No. 1 to the Form S-3 will revise the second paragraph of “Incorporation By Reference” as follows:

We incorporate by reference the following Veru Inc. SEC Filings (File No. 001-13602):

•	our Annual Report on Form 10-K for the year ended September 30, 2022 filed on December 5, 2022;

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2022 filed on February 9, 2023;

•	our current report on Form 8-K filed on March 14, 2023;

•	our definitive proxy statement on Schedule 14A filed on January 27, 2023; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed on September 28, 1990, including any amendments or reports filed for the purpose of updating the description.